IMPERIAL CHEMICAL INDUSTRIES PLC: PDMR SHAREHOLDING

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

IMPERIAL CHEMICAL INDUSTRIES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

AS PER TABLE BELOW

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF DIRECTORS AND PDMRs NAMED IN 9 BELOW

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY £1 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

AS PER TABLE BELOW

8. State the nature of the transaction

AN AWARD MADE UNDER THE ICI PERFORMANCE GROWTH PLAN. THE DIRECTORS AND OTHER PDMRs HAVE BEEN GRANTED AWARDS OVER THE NUMBER OF ORDINARY SHARES SET OUT IN THE TABLE IN (9). THE AWARDS, WHICH WERE GRANTED FOR NIL CONSIDERATION, TAKE THE FORM OF RIGHTS TO ACQUIRE ORDINARY SHARES CONDITIONAL UPON THE SATISFACTION OF CERTAIN TOTAL SHAREHOLDER RETURN (TSR) TARGETS OVER A THREE-YEAR PERFORMANCE PERIOD.

9. Number of shares, debentures or financial instruments relating to shares acquired

		No. of shares
	No. of shares	awarded for maximum
	awarded for median	(upper quartile)
Name	TSR performance	TSR performance
Dr J D G McAdam	50,593	252,969

Mr A J Brown	27,395	136,976

Mr D C M Hamill	26,229	131,147

Mr R Deusinger	19,992	99,963

Mr A Ransom	17,894	89,471

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

25 MAY 2007, 20 MANCHESTER SQUARE, LONDON, W1U 3AN

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

	Total Holding (ordinary
Name	£1 shares)	Total % Holding
Dr J D G McAdam	439,459	0.037%

Mr A J Brown	1,305	0.0001%

Mr D C M Hamill	96,542	0.008%

Mr R Deusinger	134,407	0.011%

Mr A Ransom	34,400	0.0029%

16. Date issuer informed of transaction

25 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

GEORGE ST JOHN TURNER

0207 009 5246

Name and signature of duly authorised officer of issuer responsible for making notification

ANDY RANSOM

COMPANY SECRETARY

Date of notification

25 MAY 2007